Exhibit 99.1

1st Quarter 2008 • Report to Shareholders •Three months ended January 31, 2008
TD Bank Financial Group Delivers Solid Results for the First Quarter of 2008; Raises Dividend

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:
•	Reported[1] diluted earnings per share were $1.33, compared with $1.26.
•	Adjusted[2] diluted earnings per share were $1.45, compared with $1.38.
•	Reported net income was $970 million, compared with $921 million.
•	Adjusted net income was $1,060 million, compared with $1,009 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported diluted earnings per share figures above include the following items of note:
•
Amortization of intangibles of $75 million after tax (9 cents per share), compared with $83 million after tax (11 cents per share) in the first quarter last year. The $75 million is net of a related tax benefit in the future tax liability of $20 million due to scheduled reductions in the income tax rate.

•
A gain of $25 million after tax (3 cents per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses, compared with a loss of $5 million after tax (1 cent per share) in the same quarter last year.

•
The negative impact on the provision for income taxes of the scheduled reductions in the income tax rate, resulting in an offsetting decrease of $20 million (3 cents per share) in the net future tax assets.

•	Provision for insurance claims of $20 million after tax (3 cents per share) relating to a recent court decision in Alberta[3].

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1  Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2  Reported and adjusted results referenced in this press release and Report to Shareholders are explained on page 5 under the “How the Bank Reports” section.
3  See page 6 for more detail on the Alberta court decision.

TORONTO, February 28, 2008 - TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2008. Overall results for the quarter reflect solid contributions from each of TDBFG’s four business lines. TDBFG also announced its quarterly dividend will increase two cents to 59 cents, representing an increase of 3.5% per fully paid common share for the quarter ended April 30, 2008.
“TD’s first quarter demonstrated the strength of our retail businesses in both Canada and the U.S. while our Wholesale bank performed well relative to the more challenging financial market conditions we’re facing,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “As we’ve said all along, TD is following a strategy that positions us to consistently deliver for our shareholders over the long term, and these results clearly demonstrate that focus is working,” Clark added.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 2

FIRST QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted strong earnings of $598 million in the first quarter, up 10% over the same period last year. Increased contributions from real estate secured lending, core banking, and business banking all drove earnings strength in the quarter. The quarter was also defined by robust volume growth across all Canadian Personal and Commercial Banking operating businesses.
 “Our Canadian Personal and Commercial Bank led the way for us again this quarter, delivering results above our expectations given today’s operating environment,” said Clark. “While we did see revenue growth soften as anticipated, TD Canada Trust maintained a disciplined approach to expense control while reinvesting for the future,” said Clark. “We added more new branches this quarter, and we’re very pleased with the early customer response to our industry-leading branch hours offering,” Clark added.

Wealth Management
Wealth Management, including TDBFG’s equity share of TD Ameritrade, earned $216 million in the quarter, an overall increase of 16% over the same period last year.
Canadian Wealth Management grew its earnings 5% during the quarter. The business saw growth across the mutual fund and advice-based businesses, while discount brokerage earnings remained stable. TD Waterhouse Canada continues to be on track to achieve its goal of adding 130 net new client-facing advisors by the end of fiscal 2008.
TD Ameritrade generated record results, which translated into a net income contribution of $88 million to the Wealth Management segment in the quarter. TD Ameritrade produced records in net revenue, net income and average client trades per day, while continuing to make progress on its long-term asset gathering strategy.
“Wealth Management’s results this quarter show the consistency of this growing business,” said Clark. “What’s particularly pleasing to us is the way Canadian Wealth Management increased its client and asset base despite managing through tough equity market conditions and negative investor sentiment,” Clark added.

U.S. Personal and Commercial Banking
TD Banknorth earned $127 million in the first quarter. The business saw continued strength in commercial banking and solid overall asset quality. TD Banknorth also made further progress on initiatives to enhance the organic growth potential of the franchise, including the launch of a credit card and increasing the number of locations that offer extended hours, now available at 260 of its almost 600 branches.
Subsequent to the quarter, Commerce Bancorp shareholders approved the proposed acquisition by TDBFG. The transaction is expected to close by the end of the first calendar quarter of 2008, subject to regulatory approvals.
“We’re pleased with TD Banknorth’s performance. The business continued to earn through a stronger Canadian dollar in a difficult market environment,” said Clark. “The ongoing progress we’re seeing on key initiatives to enhance organic growth will make us more competitive over time,” Clark said.
“The successful outcome of the Commerce shareholder vote was a major milestone for us, and subject to regulatory approvals, we look forward to having Commerce employees join the TDBFG family,” Clark added.

Wholesale Banking
Wholesale Banking produced a solid quarter, with earnings of $163 million. Trading results were mixed as foreign exchange and interest rate trading delivered strong results while equity and credit trading revenues declined. The investment portfolio continued to provide a steady contribution.
“Our Wholesale bank generated good results considering the weakness in capital markets, showing the benefit of having a diverse portfolio of businesses,” said Clark. “While the current market volatility makes it challenging to predict our Wholesale results, we continue to be well positioned to deliver high quality earnings from this business,” added Clark.

Conclusion
“Following an incredibly strong 2007, our first quarter results mark a good start to 2008,” said Clark. “We remain optimistic that all of TD’s businesses have the right strategies in place to deliver shareholder value this year and over the long term. This confidence is reflected in the Board’s decision to increase the quarterly dividend by 3.5% from the current level,” said Clark.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The purpose of these statements is to provide management’s view of these matters. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements as they may not be suitable for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the three months ended January 31, 2008, compared with the three months ended January 31, 2007 and October 31, 2007. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2007 Annual Report. This MD&A is dated February 27, 2008. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at www.sec.org (EDGAR filers section).

FINANCIAL HIGHLIGHTS

	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars, except as noted)	2008	2007	2007
Results of operations
Total revenues	$3,604	$3,550	$3,505
Provision for credit losses	255	139	163
Non-interest expenses	2,228	2,241	2,221
Net income - reported	970	1,094	921
Net income - adjusted[1]	1,060	1,021	1,009
Economic profit[2]	462	430	442
Return on common equity - reported	18.0%	20.8%	18.2%
Return on invested capital[2]	16.6%	16.3%	16.8%
Financial position
Total assets	$435,153	$422,124	$408,216
Total risk-weighted assets[3]	145,900	152,519	149,090
Total shareholders’ equity	22,940	21,404	21,017
Financial ratios - reported (percent)
Efficiency ratio	61.8%	63.1%	63.4%
Tier 1 capital to risk-weighted assets[3]	10.9	10.3	11.9
Provision for credit losses as a % of net average loans	0.57	0.30	0.38
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.34	$1.52	$1.27
Diluted earnings	1.33	1.50	1.26
Dividends	0.57	0.57	0.48
Book value	30.69	29.23	28.64
Closing share price	68.01	71.35	69.88
Shares outstanding (millions)
Average basic	718.3	717.3	718.3
Average diluted	724.6	724.4	724.9
End of period	719.0	717.8	719.0
Market capitalization (billions of Canadian dollars)	$48.9	$51.2	$50.2
Dividend yield	3.2%	3.0%	2.7%
Dividend payout ratio	42.6	37.6	37.7
Price to earnings multiple	12.3	13.0	15.9
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.46	$1.42	$1.40
Diluted earnings	1.45	1.40	1.38
Dividend payout ratio	39.0%	40.3%	34.4%
Price to earnings multiple	11.7	12.4	14.3

1   Adjusted and reported results are explained under the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
2   Economic profit and return on invested capital are non-GAAP financial measures and are explained under the “Economic Profit and Return on Invested Capital” section.
3   The Bank adopted the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) for calculating risk-weighted assets (RWA) starting November 1, 2007. Prior periods numbers are based on the Basel I Capital Accord (Basel I). For details, see the “Capital Position” section.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $435 billion in assets as at January 31, 2008. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “TD”, as well as on the Tokyo Stock Exchange.

How the Bank Reports
The Bank’s financial results, as presented on pages 26 to 38 of this Report to Shareholders, have been prepared in accordance with GAAP. The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note are listed in the table on the following page. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this report are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The tables below provide reconciliation between the Bank’s reported and adjusted results.

Operating results - reported
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
Net interest income	$1,788	$1,808	$1,671
Other income	1,816	1,742	1,834
Total revenues	3,604	3,550	3,505
Provision for credit losses	(255)	(139)	(163)
Non-interest expenses	(2,228)	(2,241)	(2,221)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,121	1,170	1,121
Provision for income taxes	(235)	(153)	(218)
Non-controlling interests in subsidiaries, net of income taxes	(8)	(8)	(47)
Equity in net income of an associated company, net of income taxes	92	85	65
Net income - reported	970	1,094	921
Preferred dividends	(8)	(5)	(6)
Net income available to common shareholders - reported	$962	$1,089	$915

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of non-GAAP measures[1]
Adjusted results to reported results
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
Operating results - adjusted
Net interest income	$1,788	$1,808	$1,671
Other income[2]	1,791	1,582	1,842
Total revenues	3,579	3,390	3,513
Provision for credit losses[3]	(238)	(199)	(163)
Non-interest expenses[4]	(2,106)	(2,103)	(2,103)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,235	1,088	1,247
Provision for income taxes[5]	(275)	(156)	(264)
Non-controlling interests in subsidiaries, net of income taxes[6]	(8)	(8)	(51)
Equity in net income of an associated company, net of income taxes[7]	108	97	77
Net income - adjusted	1,060	1,021	1,009
Preferred dividends	(8)	(5)	(6)
Net income available to common shareholders - adjusted	1,052	1,016	1,003
Items of note affecting net income, net of income taxes
Amortization of intangibles[8]	(75)	(99)	(83)
Gain relating to restructuring of Visa[9]	-	135	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	25	(2)	(5)
Other tax items[11]	(20)	-	-
Provision for insurance claims[12]	(20)	-	-
General allowance release	-	39	-
Total items of note	(90)	73	(88)
Net income available to common shareholders - reported	$962	$1,089	$915

1   Certain comparative amounts have been restated to conform to the presentation adopted in the current period.
2   Adjusted other income excludes the following items of note: first quarter 2008 - $55 million change for the period in unrealized gain in credit default swaps (CDS) hedging the corporate loan book; $30 million pre-tax provision for insurance claims, as explained in footnote 12; fourth quarter 2007 - $163 million pre-tax gains relating to restructuring of Visa, as explained in footnote 9; $3 million change for the period in unrealized loss in CDS hedging the corporate loan book; first quarter 2007 - $8 million change for the period in unrealized loss in CDS hedging the corporate loan book.
3    Adjusted provisions for credit losses (PCL) excludes the following items of note: first quarter 2008 - $17 million related to the portion that was hedged via the CDS; fourth quarter 2007 - $60 million general allowance release based on revised loss factors, utilizing internal experience in alignment with Basel II methodology.
4   Adjusted non-interest expenses excludes the following items of note: first quarter 2008 - $122 million amortization of intangibles; fourth quarter 2007 - $138 million amortization of intangibles; first quarter 2007 - $118 million amortization of intangibles.
5   For reconciliation between reported and adjusted provision for income taxes, refer to the reconciliation table on page 10.
6   Adjusted non-controlling interests excludes the following item of note: first quarter 2007 - $4 million balance sheet restructuring charge at TD Banknorth.
7   Adjusted equity in net income of an associated company excludes the following items of note: first quarter 2008 - $16 million amortization of intangibles; fourth quarter 2007 - $12 million amortization of intangibles; first quarter 2007 - $12 million amortization of intangibles.
8   Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005 and its privatization in 2007, and the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.
9   As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares received were measured at fair value and an estimated gain of $135 million after tax was recognized in the Corporate segment, based on results of an independent valuation of the shares the Bank received in Visa Inc. The gain may be subject to further adjustment based on the finalization of the Bank’s ownership percentage in Visa Inc.
10 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and, therefore, they are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings excludes the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note. During the quarter, the change in the fair value of CDS, net of PCL, resulted in a net gain of $38 million before tax ($25 million after tax). The item of note included a change in fair value of CDS of $55 million before tax ($36 million after tax), net of PCL of approximately $17 million before tax ($11 million after tax).
11 This represents the negative impact of the scheduled reductions in the income tax rate on reduction of net future income tax assets.
12 The provision for insurance claims relates to a recent court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential claims in the first quarter of 2008.

Reconciliation of reported earnings per share (EPS) to adjusted EPS
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(Canadian dollars)	2008	2007	2007

Diluted - reported	$1.33	$1.50	$1.26
Items of note affecting income (as above)	0.12	(0.10)	0.12
Diluted - adjusted	$1.45	$1.40	$1.38
Basic - reported	$1.34	$1.52	$1.27

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 7

Amortization of Intangibles, net of income taxes
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
TD Canada Trust	$21	$40	$49
TD Banknorth Reported amortization of intangibles	33	40	20
Less: non-controlling interest	-	-	4
Net amortization of intangibles	33	40	16
TD Ameritrade (included in equity in net income of an associated company)	16	12	12
Other	5	7	6
Amortization of intangibles, net of income taxes[1]	$75	$99	$83
1  Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted earnings and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
Average common equity	$21,221	$20,808	$19,969
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,015	3,941	3,715
Average invested capital	$25,236	$24,749	$23,684
Rate charged for invested capital	9.3%	9.4%	9.4%
Charge for invested capital	$(590)	$(586)	$(561)
Net income available to common shareholders - reported	$962	$1,089	$915
Items of note impacting income, net of income taxes	90	(73)	88
Net income available to common shareholders - adjusted	$1,052	$1,016	$1,003
Economic profit	$462	$430	$442
Return on invested capital	16.6%	16.3%	16.8%

Significant Events in 2008

Acquisition of Commerce Bancorp, Inc.
On February 6, 2008, the shareholders of Commerce Bancorp, Inc. (Commerce) approved the proposed acquisition by the Bank. The transaction is expected to close by the end of the first calendar quarter of 2008, subject to regulatory approvals.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 8

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the first quarter of 2008 against the financial shareholder indicators included in the 2007 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purpose of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Adjusted earnings and reported results are explained under the “How the Bank Reports” section.
•	Adjusted diluted earnings per share increased 5% from the first quarter last year. The Bank’s goal is 7 - 10% adjusted earnings per share growth over the longer term.
•	Adjusted return on risk-weighted assets (RWA) was 2.9% under Basel II. RWA under Basel I was 2.7% in the first quarter last year.
•	For the twelve months ended January 31, 2008, the total shareholder return was 0.5%, above the peer average.

Net Income
Year-over-year comparison
Reported net income for the quarter was $970 million, up $49 million, or 5%, from the first quarter last year. Adjusted net income was $1,060 million, up $51 million, or 5%, from the prior year. The increase in adjusted net income was due to higher earnings in Canadian Personal and Commercial Banking, Wealth Management and U.S. Personal and Commercial Banking, partially offset by lower earnings from the Wholesale Banking and Corporate segments. Canadian Personal and Commercial Banking delivered 10% year-over-year earnings growth, led primarily by volume-driven net interest income growth and higher fee-related income. Wealth Management net income increased primarily due to TD Ameritrade’s contribution to Bank earnings due to strong underlying performance driven by revenue growth. U.S. Personal and Commercial Banking net income was up, largely due to increased TD Banknorth ownership related to the privatization. Wholesale Banking net income declined, primarily due to lower trading revenue and higher provisions for credit losses. The Corporate segment also reported lower earnings due to higher unallocated expenses and an unfavourable tax item.

Prior quarter comparison
Reported net income for the quarter declined $124 million, or 11%, from the prior quarter. Adjusted net income for the quarter increased $39 million, or 4%. Reported net income declined due to the impact of items of note. The prior quarter items of note included an after-tax gain of $135 million related to the global restructuring of Visa and a $39 million after-tax general allowance release, whereas the current quarter included the provision for insurance claims relating to a recent court decision in Alberta. The increase in adjusted net income was due to higher net income from all business segments, partially offset by a higher net loss in the Corporate segment.

Net Interest Income
Year-over-year comparison
Net interest income was $1,788 million for the quarter, an increase of $117 million, or 7%, compared with the same quarter last year. Canadian Personal and Commercial Banking accounted for the majority of net interest income growth, reporting an increase of $107 million, or 8%, driven by strong volume growth across most products which was partially offset by a 5 bps decline in net interest margin to 2.98%. The remainder of the increase was due to higher net interest income from Wholesale Banking and the Corporate segment.

Prior quarter comparison
Net interest income declined by $20 million, or 1%, from the prior quarter. U.S. Personal and Commercial Banking net interest income declined by $23 million, due largely to a decline in the net interest margin and the impact of the stronger Canadian dollar.

Other Income
Year-over-year comparison
Reported other income of $1,816 million was down $18 million, or 1%, from last year. Adjusted other income decreased $51 million, or 3%, from the prior year. Reported other income included the favourable impact of a gain due to change in the fair value of credit default swaps (CDS) used to hedge the corporate loan book, compared to a loss last year. This was partially offset by the insurance claims provision relating to the recent court decision in Alberta. On an adjusted basis, the decline was attibutable to decreases in the Wholesale Banking and Corporate segments with a partial offsetting increase from Canadian Personal and Commercial Banking. Wholesale Banking other income declined due to lower equity and credit trading revenue, partially offset by higher net securities gains. The Corporate segment decline was largely a result of lower securitization revenue. Canadian Personal and Commercial Banking reported higher other income supported by higher fee income on various products.

Prior quarter comparison
Reported other income increased $74 million, or 4%, from the prior quarter. Adjusted other income rose $209 million or 13%. Prior quarter other income included the gain of $163 million related to the global restructuring of Visa which was excluded from adjusted earnings. On an adjusted basis, the increase was attributable to Wholesale Banking which generated an increase in other income of $201 million, primarily due to higher net security gains and higher trading revenues on strong foreign exchange and interest rate trading.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 9

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $255 million, an increase of $92 million from the same quarter last year, primarily due to higher specific provisions in the Canadian and U.S. Personal and Commercial Banking, and Wholesale Banking segments.

Prior quarter comparison
Provision for credit losses for the quarter was up $116 million from $139 million in the prior quarter. The increase was primarily due to a $60 million general allowance release in the prior quarter as well as a $52 million increase in this quarter’s provision for credit loss in Wholesale Banking.

Provision for Credit Losses
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
Net new specifics (net of reversals)	$267	$192	$184
Recoveries	(32)	(27)	(31)
Provision for credit losses - specifics	235	165	153
Change in general allowance
VFC	15	13	11
TD Banknorth	4	21	(1)
Other	1	(60)	-
Total	$255	$139	$163

Non-interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported non-interest expenses for the quarter were $2,228 million, an increase of $7 million, or less than 1%, from the same quarter last year. Adjusted expenses of $2,106 million were flat compared with last year. Higher Canadian Personal and Commercial Banking, Corporate segment and Wealth Management expenses were offset by lower expenses in the U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking reported higher expenses related to branch expansion and extended operating hours. Wealth Management expenses rose due to growth in the sales force and higher volume-related expenses. The Corporate segment reported higher unallocated corporate expenses in the current quarter. The U.S. Personal and Commercial Banking and Wholesale Banking segments provided a partial offset as U.S. Personal and Commercial Banking expenses declined, primarily due to the impact of the stronger Canadian dollar and merger-related charges incurred last year. Wholesale Banking expenses decreased, largely on lower severance-related costs.
The reported efficiency ratio improved to 61.8% from 63.4%, in the same quarter last year. The Bank’s adjusted efficiency ratio improved to 58.8% from 59.9% a year ago.

Prior quarter comparison
Reported non-interest expenses of $2,228 were down $13 million, or less than 1%, from the fourth quarter last year. Adjusted expenses of $2,106 million were flat, compared with the prior quarter. On an adjusted basis, Wholesale Banking and the Corporate segment reported higher expenses, largely offset by reductions in the U.S. Personal and Commercial Banking, Wealth Management and Canadian Personal and Commercial Banking segments. Wholesale Banking expenses were up primarily due to higher variable compensation. Corporate expenses increased due to higher unallocated expenses. Canadian Personal and Commercial Banking expenses declined on lower business volume-related expenses. Lower Wealth Management expenses were due to reduced marketing and professional fees. U.S. Personal and Commercial Banking costs were lower driven by the impact of the stronger Canadian dollar.
The reported efficiency ratio improved to 61.8% from 63.1% in the prior quarter. The Bank’s adjusted efficiency ratio improved to 58.8% from 62% in the prior quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 10

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective tax rate was 21.0% for the quarter, compared with 13.1% in the prior quarter and 19.4% in the same quarter last year.  The change was largely due to lower non-taxable income in the current quarter and an unfavourable tax item of $22 million related to prior year tax audits.

Taxes
	For the three months ended
	Jan. 31		Oct. 31		Jan. 31
(millions of Canadian dollars)	2008		2007		2007
Income taxes at Canadian statutory income tax rate	$367	32.8%	$409	34.9%	$392	34.9%
Increase (decrease) resulting from:
Dividends received	(87)	(7.7)	(161)	(13.7)	(103)	(9.2)
Rate differentials on international operations	(84)	(7.5)	(86)	(7.3)	(82)	(7.4)
Other - net	39	3.4	(9)	(0.8)	11	1.1
Provision for income taxes and effective income tax rate - reported	$235	21.0%	$153	13.1%	$218	19.4%

Reconciliation of non-GAAP provision for income taxes
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2008	2007	2007
Provision for income taxes - reported	$235	$153	$218
Increase (decrease) resulting from items of note:
Amortization of intangibles	63	51	43
Gain relating to restructuring of Visa	-	(28)	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(13)	1	3
Other tax items	(20)	-	-
Provision for insurance claims	10	-	-
General allowance release	-	(21)	-
Tax effect - items of note	40	3	46
Provision for income taxes - adjusted	$275	$156	$264

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 11

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results of each business segment reflect revenue, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2007 Management’s Discussion and Analysis and Note 27 to the 2007 audited Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see page 7. Segmented information also appears in Note 14 on page 37.
Net interest income within Wholesale Banking is disclosed on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the quarter was $135 million, compared with $157 million in the same period last year and $247 million in the prior quarter.
   The Bank securitizes retail loans and receivables and records a gain or loss on sale, including the setup of an asset related to the retained interests. Credit losses incurred on retained interests subsequent to securitization are recorded as a charge to other income in the Bank's consolidated financial statements. For segment reporting, the provision for credit loss related to securitized volumes is included in the Canadian Personal and Commercial Banking segment but is reversed in the Corporate segment and reclassified as a charge to other income to comply with GAAP.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the first quarter was $598 million, an increase of $54 million, or 10%, from the first quarter last year and an increase of $26 million, or 5%, from the previous quarter. The annualized return on invested capital increased to 29%, compared with 26% in the first quarter last year and 27% in the previous quarter.
Revenue grew by $137 million, or 7%, compared with the first quarter last year. Volume growth across most banking products was the primary contributing factor, particularly in real estate secured lending, personal loans, credit cards and personal deposits. Margin on average earning assets declined by 5 bps from 3.03% to 2.98% when compared with the first quarter last year and the previous quarter as lending margins compressed due to higher funding costs and heightened price competition in high-yield savings and term deposits. Higher fee income, primarily from personal deposit and credit card growth and service fee re-pricing initiatives also contributed to the year-over-year revenue growth. Revenue decreased by $5 million from the prior quarter, mainly from lower fee income, a seasonal decrease in insurance premiums and higher insurance claims and related expenses.
Compared with the first quarter last year, real estate secured lending volume (including securitizations) grew by $13.8 billion, or 10%, personal deposit volume grew by $3.6 billion, or 4%, and consumer loans grew by $2.4 billion, or 12%. Business deposits grew by $2.7 billion, or 7%, and business loans and acceptances increased by $2.2 billion, or 12%. Gross originated insurance premiums grew by $17 million, or 3% year over year. As of November 2007, personal deposit market share was 20.7% and personal lending market share was 19.8%. Small business lending (credit limits of less than $250,000) market share as at September 2007 was 18.2%.
Provision for credit losses for the quarter increased by $34 million, or 25%, compared with the first quarter last year. Personal provision for credit losses of $166 million was $38 million higher than the first quarter last year, largely due to higher personal lending and credit card volumes and higher loss rates on credit cards. Business banking provision for credit losses decreased $4 million from the first quarter last year on higher net reversals and recoveries this quarter. Annualized provision for credit losses as a percentage of credit volume was 0.36%, an increase of 4 bps from the first quarter last year. Provision for credit losses was $4 million, or 2%, lower than the previous quarter.
Non-interest expenses increased by $37 million, or 3%, compared with the first quarter last year. Investments in new branches and higher staffing costs associated with longer branch hours and higher employee compensation were the primary drivers of expense growth. A positive spread between revenue and expense growth resulted in a 170 bps improvement to 51.0% in the efficiency ratio from the first quarter last year. The full time equivalent (FTE) staffing levels increased by 1,483, or 5%, as compared with the first quarter last year, predominantly due to the longer branch hours initiatives. Expenses decreased $18 million, or 2%, from the previous quarter on lower business volume-related expenses.
    A reduction to corporate tax rates, which was enacted in December 2007, lowered the effective tax rate and contributed to an improvement in net income compared with both the first quarter of last year and the prior quarter.
The outlook for net interest income and fee growth is expected to remain stable for the remaining quarters. Margins continue to be vulnerable to higher funding costs and price competition in high-yield savings and term deposits, and volume growth is susceptible to a U.S.-led downturn. Over time, revenue growth should benefit from increasing our leading position in branch hours and new branch openings, marketing investments, improved cross-sell and productivity. Personal lending provisions for credit losses are expected to rise with volume growth and increase if economic conditions worsen. The business lending provision is likely to increase in future quarters as net recoveries are not expected to continue in subsequent quarters. Expenses will increase from current levels due to new branch openings, extension of branch hours, and systems and infrastructure investments that support long-term earnings growth.

Wealth Management
Wealth Management’s net income for the quarter was $216 million, an increase of $30 million, or 16%, from the first quarter last year, and an increase of $22 million, or 11%, from the previous quarter. The annualized return on invested capital for the quarter was 23%, an increase of 290 bps from the first quarter last year and 320 bps higher from the previous quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 12

   The Canadian Wealth segment’s net income was $128 million, an increase of $6 million, or 5%, from the first quarter last year and $9 million, or 8% from the previous quarter. Strong transaction volumes in discount brokerage and modest growth in the advice-based and mutual fund businesses were partially offset by lower pricing in discount brokerage. The Bank’s investment in TD Ameritrade generated $88 million of net income, up 38%  from the same quarter last year and 17% above the previous quarter. TD Ameritrade core earnings growth was the primary driver, more than offsetting the impact of the higher Canadian dollar this quarter. For its first quarter ended Dec 31, 2007, TD Ameritrade delivered record net income of US$241 million, up 65% from the same period last year and 21% above the previous quarter.
Total revenue for the quarter was $570 million, an increase of $19 million, or 4%, from the first quarter last year. The increase in revenues was due to higher trade volumes in discount brokerage, higher mutual fund management and administration fees as a result of higher assets under management and increased net interest income primarily due to growth in client cash deposits and margin loans. Offsetting the growth was lower commissions in discount brokerage as a result of pricing changes introduced last year and market volatility which impacted new issue revenues. Total revenue declined from the prior quarter by $11 million, or 2%, due to market volatility. Compared with the previous year, at TD Ameritrade, average trades per day increased 35%, with total client assets increasing by 8% to $300 billion. On a quarter-over-quarter basis, TD Ameritrade trades per day rose 16%, with total client assets increasing 2%.
   Expenses were $379 million in the quarter, an increase of $15 million, or 4%, compared with the first quarter last year. The increase in total expenses was primarily because of higher volume-related payments to sellers of the Bank's mutual funds, the new mutual fund administration fee, and continued investment in sales force in our advice-based businesses and related support staff. Expenses were down by $20 million, or 5%, compared with the prior quarter, primarily due to lower marketing costs and professional fees.
Assets under management of $170 billion at January 31, 2008 increased $10 billion, or 6%, from October 31, 2007 due to addition of net new client assets and the additional mutual fund  assets from TD Ameritrade, partially offset by the market decline. Assets under administration totalled $178 billion at the end of the quarter, declining by 7 billion, or 4%, from October 31, 2007, primarily due to declines driven by capital markets volatility, partially offset by the addition of net new client assets.
The current outlook for Wealth Management’s earnings remains positive though challenges presented by market volatility may impact our discount brokerage, advice-based and mutual fund businesses in the next quarter. Despite the short-term market volatility, investment in client-facing advisors, product and technology continues in order to ensure that the business grows for the future.

Wealth Management
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
Canadian Wealth	$128	$119	$122
TD Ameritrade	88	75	64
Net income	$216	$194	$186

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking’s net income for the first quarter was $127 million, compared with $64 million in the first quarter last year and $124 million in the previous quarter. Much of the increase in net income from the first quarter of last year relates to the increased ownership percentage in TD Banknorth from the privatization transaction that was completed in April 2007. The average ownership interest was 57% in the first quarter of last year, compared with 100% in the current and prior quarters. The annualized return on invested capital was 5.7%, compared with 4.3%, in first quarter last year, and 5.1% in the prior quarter.
Total revenue was $452 million, compared with $486 million in the first quarter last year. Total revenue decreased from the first quarter last year, primarily due to a stronger Canadian dollar relative to the U.S. dollar. Revenues in U.S. dollars increased 6% due to the acquisition of Interchange Financial Services Corporation in January 2007 and growth in transaction and service fee income. Total revenue was $475 million in the prior quarter; again the decline was due to the continued strengthening of the Canadian dollar relative to the U.S. dollar as revenues in U.S. dollars increased by 1%. The margin on average earning assets was 3.88%, compared with 3.95% in the first quarter last year and 4.00% in the prior quarter. Margins remained under pressure from stiff competition for deposits as competitors sought to improve liquidity, as well as loan mix.
Provision for credit losses was $26 million, compared with $17 million in the first quarter last year and $35 million in the prior quarter. Net write-offs were $22 million, compared with $16 million in both the first quarter last year and the prior quarter. The increase in write-offs in the current quarter was primarily due to one credit which was provided for in the prior quarter. Net impaired loans increased by $42 million, or 28%, compared with the first quarter last year, and declined by $8 million, or 4%, from the prior quarter. Net impaired loans as a percentage of total loans and leases were 0.72%, compared with 0.52% as at the end of the first quarter last year and 0.76% as at the end of the prior quarter.
Non-interest expenses declined $61 million, or 20%, from the first quarter last year, and by $25 million, or 10%, from the prior quarter, primarily due to the strengthening of the Canadian dollar and cost control initiatives. Compared with the prior quarter, non-interest expenses in U.S. dollars declined by 4%, primarily due to reduced compensation costs and lower advertising expenses. The average FTE staffing level was 8,019, compared with 8,672 in the first quarter last year and 8,032 in the prior quarter; the declines were due to improved efficiency and the closing of certain branches. The efficiency ratio improved to 52.7%, compared with 61.5% in the first quarter last year and 55.4% in the prior quarter.
Management continues to focus on stabilizing net interest income, organic growth of loans and deposits, and closely managing and reducing non-interest expenses in light of revenue pressures, while planning for the pending merger with Commerce. The banking market in the U.S. is expected to remain challenging, and there is uncertainty related to the continuing effects of the ongoing market issues related to subprime real estate lending and related issues.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 13

Wholesale Banking
Wholesale Banking reported net income for the quarter of $163 million, a decrease of $34 million, or 17%, compared with the first quarter of last year, and an increase of $6 million, or 4%, compared with the prior quarter. The annualized return on invested capital was 21% in the current quarter, compared with 30% in the first quarter last year and 21% in the prior quarter.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $608 million, compared with $635 million in the first quarter of last year and $525 million in the prior quarter. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation and execution services. Capital markets revenues decreased from the first quarter last year primarily due to weaker equity and credit trading revenues, partially offset by very strong revenues in foreign exchange and interest rate trading. Credit trading revenues declined as current market volatility and lower liquidity contributed to a breakdown in traditional pricing relationships between corporate bonds and credit default swaps (CDS) as well as wider CDS bid/ask spreads. Interest rate and foreign exchange trading generated very strong revenues mainly driven by declines in interest rates and volatility in currency markets. Capital markets revenues decreased from the prior quarter, primarily due to lower non-taxable transaction revenue in equity trading, partially offset by stronger foreign exchange and interest rate trading revenues. The equity investment portfolio posted higher security gains this quarter compared with the first quarter last year and the prior quarter driven by security gains in merchant banking. Corporate lending revenue was in line with the first quarter last year and the prior quarter.
Provision for credit losses is comprised of allowances for credit losses and accrual costs for credit protection. Provision for credit losses was $56 million in the quarter, compared with $24 million in the first quarter last year and $4 million in the prior quarter. The provision for this quarter includes specific allowances of $43 million related to two credit exposures in the merchant banking portfolio. The first quarter last year included a specific allowance of $12 million related to a single credit exposure in the corporate lending portfolio and the prior quarter included $9 million in recoveries. Wholesale banking continues to proactively manage its credit risk and currently holds $2.7 billion in notional CDS protection.
Expenses for the quarter were $321 million, a decrease of $11 million, or 3%, compared with the first quarter last year, primarily due to lower severance costs. Expenses increased $47 million, or 17%, from the prior quarter mainly due to higher variable compensation related to higher merchant banking securities gains.  The efficiency ratio for the quarter was 53% compared with 52% in the first quarter last year and in the prior quarter.
Overall the Wholesale Bank generated solid results in a weaker and more volatile operating environment. Capital markets results declined as lower trading revenues were partially offset by solid results in the domestic franchise businesses. The net income contribution from the equity investment portfolio was consistent with the prior year as higher securities gains were offset by an increase in provisions for credit loss and higher variable compensation. We expect the operating environment to remain challenging which may lead to lower capital market activity and lower trading revenues relative to the prior year. Key priorities remain: solidifying our position as a top three dealer in Canada, seeking opportunities to grow proprietary trading in scalable and liquid markets, maintaining a superior rate of return on invested capital and enhancing the efficiency ratio through improved cost control.

Corporate
Corporate segment reported a net loss of $134 million for the quarter, compared with a net loss of $70 million in the first quarter last year and a net gain of $47 million in the previous quarter. The adjusted net loss for the quarter was $44 million, compared with a net gain of $18 million in the same quarter last year and a net loss of $26 million in the previous quarter.
Compared with last year, on an adjusted basis, the net loss increased as a result of higher unallocated corporate expenses and a $22 million unfavourable tax item related to prior year tax audits. The quarter-over-quarter increase was driven by an increase in unallocated corporate expenses.
The adjusted net loss in the current quarter excluded the negative impact of scheduled reductions in the federal income tax rate which resulted in a decrease of $20 million in future tax assets, a $20 million after tax ($30 million before tax) provision for insurance claims, amortization of intangibles of $75 million after tax ($122 million before tax), and a $25 million after tax ($38 million before tax) gain in excess of accrued costs for the period on CDS hedging the corporate loan book, net of provision for credit losses.
Amortization of intangibles was $8 million lower after tax ($4 million higher before tax) than the first quarter in prior year, while gains in excess of accrued cost for the period on CDS hedging the corporate loan book, net of provision for credit losses, increased $30 million after tax ($46 million before tax).
Compared with the prior quarter, amortization of intangibles was $24 million after tax ($16 million before tax) lower, while gains in excess of accrued costs in CDS hedging the corporate loan book, net of provision for credit losses, increased $27 million after tax ($41million before tax). The prior quarter adjusted net loss excluded a gain of $135 million after tax ($163 million before tax), related to the estimated value of the shares the Bank received in Visa Inc. in exchange for its membership interest in Visa Canada Association as part of the global restructuring of Visa, and a general allowance release of $39 million after tax ($60 million before tax) based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 14

TD AMERITRADE HOLDING CORPORATION
The condensed financial statements of TD AMERITRADE Holding Corporation, based on its consolidated financial statements filed with the SEC, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS

(millions of U.S. dollars)	Dec. 31, 2007	Sept. 30, 2007
Assets
Receivables from brokers, dealers and clearing organizations	$6,142	$6,749
Receivables from clients, net of allowance for doubtful accounts	8,818	7,728
Other assets	3,899	3,615
Total assets	18,859	18,092
Liabilities
Payable to brokers, dealers and clearing organizations	9,237	8,387
Payable to clients	5,052	5,313
Other liabilities	2,183	2,237
Total liabilities	16,472	15,937
Stockholders' equity	$2,387	$2,155
Total liabilities and stockholders' equity	$18,859	$18,092

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
	For the three months ended
	Dec. 31	Dec. 31
(millions of U.S. dollars, except per share amounts)	2007	2006
Revenues
Net interest revenue	$149	$138
Fee-based and other revenue	493	397
Net revenue	642	535
Expenses
Employee compensation and benefits	106	98
Other	179	197
Total expenses	285	295
Pre-tax income	357	240
Provision for income taxes	116	94
Net income[1]	$241	$146
Earnings per share - basic and diluted	$0.40	$0.24
1  The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

BALANCE SHEET REVIEW

Total assets were $435.2 billion as at January 31, 2008, $13 billion higher than at October 31, 2007. The main components of the increase were $6.0 billion in loans, $4.1 billion in other assets and $6.6 billion in securities purchased under resale agreements which were partially offset by a $3.3 billion decrease in securities. Total loans increased, primarily due to a $3.2 billion increase in mortgage loans and a $0.9 billion increase in consumer loans driven by strong loan volume growth, primarily in Canadian Personal and Commercial Banking. Business and government loans also increased $1.5 billion on higher volumes from the Wholesale Banking segment. The increase in other assets was driven primarily by higher broker receivables in Wholesale Banking related to higher business volumes. Securities purchased under reverse repurchase agreements increased by $1.8 billion in U.S. Personal and Commercial Banking and $4.8 billion in Wholesale Banking as the business experienced higher client demand. Securities declined from October 31, 2007 driven by market volatility in Wholesale Banking trading securities. Customers’ liabilities under acceptances increased $1.4 billion on higher business volumes in Canadian Personal and Commercial Banking and Wholesale Banking. Total deposits were $285.7 billion at the end of the quarter, an increase of $9.3 billion from October 31, 2007. Personal deposits increased $4.2 billion, primarily due to higher retail deposit growth in Canadian Personal and Commercial Banking ($2.8 billion) and higher deposit balances related to TD Ameritrade money-market accounts held by TD Bank U.S.A., partially offset by lower volumes in U.S. Personal and Commercial Banking. Business and government deposits increased $4.9 billion, largely due to senior debt issuance. Bank deposits in Wholesale banking declined by $1.2 billion, partially offsetting other deposit growth. Obligations related to securities sold short under repurchase agreements increased by $1.6 billion due to increased activity in Wholesale Banking. Trading derivatives declined $2.7 billion in Wholesale Banking impacted by market volatility. Acceptances increased $1.4 billion, primarily in Canadian Personal and Commercial Banking and Wholesale banking due to higher business volumes. Subordinated notes and debentures also increased $2.5 billion as a result of a new issuance of medium term notes in the quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 15

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $785 million at January 31, 2008, $216 million higher than at October 31, 2007, largely due to a $124 million increase in the Canadian Personal Banking segment (the majority of which was due to a change in the definition of gross impaired loans for insured residential mortgages from 360 days to 90 days past the contractual due date; as the majority are insured residential mortgages, there was no material impact to specific allowances) and an $87 million increase in the Wholesale Banking segment. Net impaired loans totalled $521 million, compared with $314 million in the same quarter last year and $366 million in the previous quarter.
   The total allowance for credit losses of $1,362 million at the end of the quarter was comprised of total specific allowances of $264 million and a general allowance of $1,098 million. Specific allowances increased by $61 million from October 31, 2007. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
Balance at beginning of period	$569	$590	$446
Additions	626	387	369
Return to performing status, repaid or sold	(197)	(188)	(126)
Write-offs	(212)	(202)	(184)
Foreign exchange and other adjustments	(1)	(18)	6
Balance at end of period	$785	$569	$511

Allowance for Credit Losses [1]
	As at
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2008	2007	2007
Specific allowance	$264	$203	$197
General allowance	1,098	1,092	1,169
Total allowance for credit losses	$1,362	$1,295	$1,366

Total net impaired loans	$521	$366	$314
Net impaired loans as a percentage of net loans	0.3%	0.2%	0.2%
Provision for credit losses as a percentage of net average loans	0.57%	0.30%	0.38%
1  Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). Effective the current quarter, the Bank began calculating its regulatory capital under the new capital adequacy rules included in Basel II. The top corporate entity to which Basel II applies at the consolidated level is The Toronto-Dominion Bank.
    Under Basel II, risk-weighted assets (RWA) are calculated for each of credit risk, market risk and operational risk. Operational risk is a new component of total RWA and represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

Risk-weighted Assets
(millions of Canadian dollars)	As at Jan. 31, 2008
Risk-weighted assets (RWA) for:
Credit risk	$121,460
Market risk	4,088
Operational risk	20,352
Total RWA	$145,900

OSFI's target Total capital ratio for Canadian banks is 10%. As at January 31, 2008, the Bank’s Tier 1 capital ratio was 10.9% and the Total capital ratio was 15.1%, computed under Basel II. Under Basel I, the Bank’s Tier 1 capital ratio and Total capital ratio were 10.3% and 13.0%, respectively, at October 31, 2007 and 11.9% and 14.1%, respectively, at January 31, 2007.
   The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting under OSFI’s Minimum Continuing Capital Surplus Requirements. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 16

    During the quarter, the Bank issued $250 million of its Class A First Preferred Shares, Series P and $200 million of its Class A First Preferred Shares, Series Q. Also during the quarter, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness which qualify as Tier 2B regulatory capital. For further details of debt and equity issues/repurchases, see Notes 6, 7 and 8 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 9 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate. Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies. Our risk governance structure and risk management approach have not changed from that described in our 2007 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see our 2007 Annual Report.

WHO MANAGES RISK
We have a risk governance structure in place that emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

HOW WE MANAGE RISK
We have a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to our strategic objectives. It includes:
•	Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels;
•	Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board;
•
An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of our risk profile, both quantitatively and qualitatively, to senior management and the Board of Directors;

•	Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk (VaR) analysis, scenario analysis and stress-testing;
•
Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls. Overall significant risk issues are identified, escalated and monitored as needed;

•	Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital;
•	Actively monitoring internal and external risk events to assess whether our internal controls are effective;
•	Independent and comprehensive reviews conducted by the Audit Department of the quality of the internal control environment and compliance with established risk management policies and procedure

Basel II
Basel II is a framework developed by the Basel Committee on Banking Supervision, with the objectives of improving the consistency of capital requirements internationally and making required regulatory capital more risk sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit-, market- and operational-risk-based regulatory capital. Under the more sophisticated approaches, banks develop their own internal estimates of risk parameters, which are used in the determination of risk-weighted assets and calculation of regulatory capital.
   The Bank has implemented the Advanced Internal Ratings Based (AIRB) approach to credit risk for all material portfolios, with some exemptions and waivers in place to use the Standardized approach as outlined below. We do not use the Foundation Internal Ratings Based approach.
•
Exemptions are available for non-material portfolios to remain under the Standardized approach indefinitely. We have exemptions in place covering some small exposures in North America. The continued appropriateness of the Standardized approach will be reconfirmed annually by Risk Management.

•
Waivers are available to use the Standardized approach for a defined period of time where there are clear plans in place to implement the AIRB approach. We have received waivers for our Margin Trading Book, some small Retail portfolios, and the majority of our TD Banknorth portfolio. Detailed plans are in place to implement the AIRB approach for these portfolios within timelines agreed with OSFI.

We are compliant with the market risk requirements as at October 31, 2007 and are implementing the additional market risk requirements within the OSFI-established timelines. For operational risk, the Basic Indicator Approach is used primarily for TD Banknorth. For the rest of the Bank, we use The Standardized Approach (TSA).

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 17

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market and liquidity risks as required under the CICA Handbook Section 3862, Financial Instruments - Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas, presented on pages 17 to 22, form an integral part of the unaudited interim consolidated financial statements for the quarter ended January 31, 2008.

CREDIT RISK
Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations in accordance with agreed terms.
   Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions - such as derivative transactions and securities inventories - exposes the Bank to some degree of credit risk. For this reason, we lend on a relationship basis, and we manage all of our businesses with a focus on economic returns from client relationships.
   Our primary objective is to create a methodological approach to our credit risk assessment in order to better understand, select and dynamically manage our exposures to deliver reduced earnings volatility.
   Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

Who Manages Credit Risk
The responsibility for credit risk management is enterprise-wide in scope.
Credit risk control functions are integrated into each business to reinforce ownership of credit risk, reporting to the Risk Management Department to ensure objectivity and accountability.
The business unit credit risk control unit is primarily responsible for adjudication, and is subject to compliance with established policies, exposure guidelines and discretionary limits, as well as adherence to established standards of credit assessment, with escalation to the Risk Management Department for material credit decisions.
Independent oversight of credit risk is provided by the Risk Management Department, through the development of centralized policies to govern and control portfolio risks and product specific policies as required.
The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

How we Manage Credit Risk
Credit Risk is managed through a centralized infrastructure based on:

•	Centralized approval by the Risk Management Department of all credit risk policies and the discretionary limits of officers throughout the Bank for extending lines of credit;
•
The establishment of guidelines to monitor and limit concentrations in the portfolios in accordance with the Board approved, enterprise-wide policies governing country risk, industry risk and group exposures;

•
The development and implementation of credit risk models and policies for establishing borrower and facility risk ratings to quantify and monitor the level of risk and facilitate its management in our Commercial Banking and Wholesale Banking businesses. These models are reviewed on a regular basis to ensure ongoing appropriateness, accuracy and validity;

•	Approval of the scoring techniques and standards used in extending, monitoring and reporting of personal credit;
•	Implementation of management processes to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements for credit exposures;
•	We have implemented an ongoing monitoring process for the key risk parameters that are used in our credit risk models.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and qualitative factors, and are used to establish country exposure guidelines covering all aspects of credit exposure, across all businesses. Country risk ratings are dynamically managed and subject to a detailed review on at least an annual basis.
   As part of our credit risk strategy, we establish credit exposure limits for specific industry sectors. We monitor industry concentration limits to ensure the diversification of our loan portfolio. Industry exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score determined through the use of our industry risk rating model and detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, the Risk Management Department assigns a concentration limit, which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that they properly reflect the risk of the industry.
Through the use of segment-specific models and qualitative factors, we assign each borrower a borrower risk rating that reflects the probability of default of the borrower. The borrower risk rating determines the amount of credit exposure we are willing to extend to that borrower. In addition, using a model based approach, each credit facility extended to a borrower is assigned a facility risk rating to reflect the expected loan recovery rates, in the event a default occurs, based on our assessment of the collateral and/or asset values supporting the facility.
Credit derivatives may be used from time to time to mitigate industry concentration and borrower specific exposure as part of our portfolio diversification techniques.
   We use a risk-adjusted return on capital model to assess the return on credit relationships according to the structure and maturity of the loans and the internal risk ratings of the borrowers involved. We review the established risk ratings and return on capital for each borrower at least once every year.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 18

Personal and Small Business Credit
Our personal credit segment is composed of a large number of customers, and includes residential mortgages, unsecured loans, credit card receivables and small business credits. Credit risk is evaluated through statistically derived analytical models and decision strategies. Requests for personal credit are processed using automated credit and behavioural scoring systems or, for larger and more complex transactions, directed to underwriters in regional credit centres who operate within clear limits. Once retail credits are funded they are continually monitored with quantitative customer management programs utilizing current internal and external risk indicators to identify changes in risk.

Stress Testing
Sensitivity and stress tests are used to ascertain the size of probable losses under a range of scenarios for our credit portfolios. Sensitivity tests are performed using different market/economic assumptions to examine the impact on portfolio metrics. Stress tests are also employed to assess client-specific and portfolio vulnerability to the effects of severe but plausible conditions, such as material market or industry disruption or economic downturn.

Risk Parameters
Under the AIRB approach, we have developed internal risk rating systems based on key risk estimates; first, probability of default (PD) - the degree of likelihood that the borrower will not be able to meet their scheduled repayments; second, loss given default (LGD) - the amount of the loss when a borrower defaults on a loan; and third, exposure at default (EAD) - the total amount we are exposed to at the time of default. Application of these risk parameters allows us to measure and monitor our credit risk to ensure it remains within pre-determined thresholds.
Estimates for each of these risk parameters are derived from our historical loss experience and are updated regularly.

Credit Risk Exposures under Basel II
Banks adopting the AIRB approach to credit risk are required to categorize banking-book exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation on the financial statements. We have categorized banking book exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers, and certain small businesses), sovereign (governments, central banks, certain public sector entities), bank (banks, securities firms) and retail (individuals, certain small businesses). Within the retail category, banks are required to identify separately three sub-types of exposures: residential secured (e.g. individual mortgages, home equity lines of credit), qualifying revolving retail (e.g. individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g. personal loans, student lines of credit, small business banking credit products).
   Under Basel II, gross credit risk exposures include both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives and certain repo-style transactions. Off-balance sheet exposures consist primarily of the Bank's estimate of EAD on undrawn commitments and certain repo-style transactions.
Gross credit risk exposures are measured gross of specific provisions or partial write-offs and before credit risk mitigants. Total gross credit risk exposures under each of the Standardized approach and AIRB approach to credit risk are given below:

Total Gross Credit Risk Exposures by Counterparty Type - Standardized and AIRB Approaches
	As at January 31, 2008
(millions of Canadian dollars)	Standardized	AIRB	Total
Residential secured	$4,071	$117,856	$121,927
Qualifying revolving retail	-	40,352	40,352
Other retail	11,903	19,589	31,492
Corporate	24,305	98,040	122,345
Sovereign	1,276	34,440	35,716
Bank	1,299	92,347	93,646
Total gross credit risk exposures	$42,854	$402,624	$445,478

Credit Risk Mitigation
There are documented policies and procedures in place for the valuation and management of financial and non-financial collateral, for vetting and negotiation of netting agreements, and other credit risk mitigation techniques used in connection with on- and off-balance sheet banking activities which result in credit exposure. The amount and type of collateral and other credit enhancements required depend on the Bank’s internal assessment of counterparty credit quality and repayment capacity.
Non-financial collateral is primarily used in the Retail and Business Banking segments. Enterprise-wide standards for collateral valuation, frequency of recalculation of the collateral requirement, documentation, registration and perfection procedures and monitoring have been established. Non-financial collateral taken by the Bank includes residential real estate, real estate under development, commercial real estate, and business assets such as accounts receivable, inventory, and fixed assets. Non-financial collateral is concentrated in residential real estate and business assets.
Financial collateral is primarily used in the Wholesale Banking segment. Financial collateral processes are centralized in the Treasury Credit group within Wholesale Banking and include pre-defined haircuts and procedures for safekeeping and release of the pledged securities. The main types of financial collateral taken by the Bank include cash and negotiable securities issued by governments and investment grade issuer corporate entities.
Guarantees may be taken in order to support credit facilities granted to a borrower or its subsidiaries. Retail portfolios requiring a guarantee must be insured with a government agency or investment grade issuer.
The Bank makes use of credit derivatives and on-balance sheet netting for the purposes of credit risk mitigation. Derivative counterparties are primarily highly rated financial institutions with the additional benefit of netting agreements and collateral support agreements. Credit policies are in place that limit the amount of credit exposure to an entity based on the credit quality and repayment capacity of the entity.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 19

   Off-balance sheet transactions with qualifying financial institutions are subject to netting agreements and collateral agreements. Residual credit exposure, after the effects of collateral, are calculated and reported daily. This represents a substantial portion of credit risk mitigation used in connection with off-balance sheet items and related credit exposures.

MARKET RISK
Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities.

Market Risk in Trading Activities
The four main trading activities that expose us to market risk are:

•
Market making: We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices;

•	Sales: We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions;
•
Arbitrage: We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies;

•	Positioning: We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

Who Manages Market Risk in Trading Activities
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk Management within the Risk Management Department.

How we Manage Market Risk in Trading Activities

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business.
The core market risk limits are based on the key risk drivers in the business and can include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits.
Another primary measure of trading limits is Value-at-Risk (VaR) which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.
At the end of each day, risk positions are compared with risk limits, with excesses reported in accordance with established market risk policies and procedures.

Calculating VaR
We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes as well as the market value changes associated with probability of Debt Issuer rating migrations and defaults. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily VaR usage and trading-related income[1] within the Wholesale Banking segment.

[1] Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 20

Value-at-Risk Usage
(millions of Canadian dollars)	For the quarter ended Jan. 31, 2008				Quarterly average Oct. 31, 2007	Quarterly average Jan. 31, 2007
	As at quarter end	Average for quarter	High	Low
Interest rate risk	$(18.8)	$(15.8)	$(23.2)	$(12.1)	$(10.8)	$(7.5)
Equity risk	(5.1)	(5.3)	(7.2)	(3.3)	(4.3)	(7.2)
Foreign exchange risk	(2.0)	(2.5)	(5.6)	(1.4)	(2.1)	(2.0)
Commodity risk	(0.6)	(1.0)	(2.6)	(0.4)	(1.0)	(1.6)
Debt specific risk	(20.3)	(19.1)	(28.5)	(13.8)	(14.5)	(14.1)
Diversification effect[1]	17.8	19.9	n/m [2]	n/m [2]	15.2	14.9
Total Value-at-Risk	$(29.0)	$(23.8)	$(32.7)	$(17.9)	$(17.5)	$(17.5)
[1] The aggregate VaR is less then the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stress Testing
Our trading business is subject to an overall global stress test limit. As well, each global business has a stress test limit, and each broad risk class has an overall stress test limit.
Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

Market Risk in Investment Activities
We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

Who Manages Market Risk in Investment Activities
The TDBFG Investment Committee regularly reviews the performance of the Bank’s own investments and assesses the success of the portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business.

How we Manage Risk in Investment Activities
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

Market Risk in Non-trading Banking Transactions
We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset/Liability Management
The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Chief Financial Officer, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

How we Manage our Asset and Liability Positions
When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
• Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value;
• Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers;

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 21
• Developing and implementing strategies to stabilize net income from all personal and commercial banking products.
We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100-basis-point unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance-sheet instruments, resulting from a 100-basis-point unfavourable interest rate shock.
Valuations of all asset and liability positions, as well as off balance-sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to reduce the volatility of net interest income over time.
The interest rate risk exposures from instruments with closed (non-optioned) fixed-rate cash flows are measured and managed separately from embedded product options. Projected future cash flows include the impact of modeled exposures for:
• An assumed maturity profile for our core deposit portfolio;
• Our targeted investment profile on our net equity position;
• Liquidation assumptions on mortgages other than from embedded pre-payment options.
The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.
Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk.
Our exposure from freestanding mortgage rate commitment options is modeled based on an expected funding ratio derived from historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain demand deposit accounts that are interest rate sensitive. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.
 The Bank’s policy sets overall limits on EVaR and EaR based on 100 basis point interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.
    The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management instruments.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2008, an immediate and sustained 100 bps increase in interest rates would have reduced the economic value of shareholders' equity by $0.2 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $57.7 million after tax.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 22

The following table shows the sensitivity by currency for those currencies where the bank has material exposure.
Sensitivity of After-tax Economic Value at Risk by Currency
(millions of Canadian dollars)	As at January 31, 2008
Currency	100 bps increase	100 bps decrease
Canadian dollar	$(3.9)	$(30.1)
U.S. dollar	3.7	(27.4)

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and equity, and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of risk-weighted assets (RWA) that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates.

LIQUIDITY RISK
Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
   As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

Who Manages Liquidity Risk
The Asset/Liability Committee oversees our liquidity risk management program. It ensures that a management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions. We have one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:

•
The Treasury and Balance Sheet Management Department is responsible for consolidating and reporting the Bank’s global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.

•	Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale banking portfolios.
•	TD Banknorth is responsible for managing its liquidity position.
•	Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.
How we Manage Liquidity Risk
Our overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows, as well as a liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
We measure liquidity requirements using a conservative base case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecast operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers’ Acceptance notes we issue on behalf of clients, and Bank-sponsored Asset-backed Commercial Paper. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.
We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not considered readily convertible into cash.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations.  On January 31, 2008, our consolidated surplus liquid asset position up to 90 days was $7.8 billion, compared with a surplus liquid-asset position of $7.8 billion on October 31, 2007. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 23

Contingency Planning
If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.
At the time of preparing this report, global debt markets were experiencing a significant liquidity event. During that time, we continued to operate within our liquidity risk management framework and limit structure.

OFF-BALANCE SHEET ARRANGEMENTS

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance our liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Details of these securitization exposures are as follows:

Total Outstanding Exposures Securitized by the Bank as an originator [1,2]
(millions of Canadian dollars)
As at Jan. 31, 2008	Own residential mortgage loans	Third-party residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Securitized assets	$17,945	$2,293	$9,000	$800	$159	$30,197
Carrying value of retained interests	231	70	71	4	5	381

As at Oct. 31, 2007
Securitized assets	$18,353	$1,999	$9,000	$800	$163	$30,315
Carrying value of retained interests	237	52	71	6	5	371
1  Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2  In all the securitization transactions that the Bank has undertaken for its own assets and for third-party assets, it has acted as an originating bank and retained securitization exposure.
  The bank does not have any synthetic securitization exposure.

RELATED-PARTY TRANSACTIONS

During the three months ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 24

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results[1]
	For the three months ended
	2008				2007			2006
(millions of Canadian dollars)	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30
Net interest income	$1,788	$1,808	$1,783	$1,662	$1,671	$1,714	$1,623	$1,427
Other income	1,816	1,742	1,899	1,882	1,834	1,604	1,688	1,712
Total revenue	3,604	3,550	3,682	3,544	3,505	3,318	3,311	3,139
Provision for (reversal of) credit losses	(255)	(139)	(171)	(172)	(163)	(170)	(109)	(16)
Non-interest expenses	(2,228)	(2,241)	(2,216)	(2,297)	(2,221)	(2,211)	(2,170)	(2,124)
Dilution gain (loss), net	-	-	-	-	-	-	-	(5)
Provision for income taxes	(235)	(153)	(248)	(234)	(218)	(175)	(235)	(244)
Non-controlling interests	(8)	(8)	(13)	(27)	(47)	(48)	(52)	(47)
Equity in net income of an associated company, net of income taxes	92	85	69	65	65	48	51	35
Net income - reported	970	1,094	1,103	879	921	762	796	738
Items of note affecting net income, net of income taxes:
Amortization of intangibles	75	99	91	80	83	87	61	86
Gain relating to restructuring of Visa	-	(135)	-	-	-	-	-	-
Dilution (gain) loss on Ameritrade transaction, net of costs	-	-	-	-	-	-	-	5
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	43	-	-	-	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(25)	2	(30)	(7)	5	8	5	(10)
Other tax items	20	-	-	-	-	-	24	-
Provision for insurance claims	20	-	-	-	-	-	-	-
Initial set up of specific allowance for credit card and overdraft loans	-	-	-	-	-	18	-	-
General allowance release	-	(39)	-	-	-	-	-	(39)
Total adjustments for items of note, net of income taxes	90	(73)	61	116	88	113	90	42
Net income - adjusted	1,060	1,021	1,164	995	1,009	875	886	780
Preferred dividends	(8)	(5)	(2)	(7)	(6)	(5)	(6)	(6)
Net income available to common shareholders - adjusted	$1,052	$1,016	$1,162	$988	$1,003	$870	$880	$774
(Canadian dollars)
Basic earnings per share
- reported	$1.34	$1.52	$1.53	$1.21	$1.27	$1.05	$1.10	$1.02
- adjusted	1.46	1.42	1.61	1.37	1.40	1.21	1.22	1.10
Diluted earnings per share
- reported	1.33	1.50	1.51	1.20	1.26	1.04	1.09	1.01
- adjusted	1.45	1.40	1.60	1.36	1.38	1.20	1.21	1.09
Return on common shareholders’ equity	18.0%	20.8%	21.0%	17.1%	18.2%	15.7%	16.8%	16.5%
1 Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 25

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, as presented on pages 26 to 38 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2007. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s October 31, 2007 audited Consolidated Financial Statements, except as described below.

Changes in Significant Accounting Policies
Capital Disclosures
Effective November 1, 2007, the CICA’s new accounting standard, Section 1535, Capital Disclosures, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation
Effective November 1, 2007, the accounting and disclosure requirements of the CICA’s two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
Effective November 1, 2007, the Bank adopted EIC-166, Accounting Policy Choice for Transaction Costs. This abstract provided clarity around the application of accounting guidance related to transaction costs that is codified in Section 3855, Financial Instruments - Recognition and Measurement. More specifically the abstract contemplated whether an entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2007 Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 26

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Jan. 31	Oct. 31
(millions of Canadian dollars)	2008	2007
ASSETS
Cash and due from banks	$2,036	$1,790
Interest-bearing deposits with banks	13,099	14,746
	15,135	16,536
Securities
Trading	73,651	77,637
Designated as trading under the fair value option	1,984	2,012
Available-for-sale	35,674	35,650
Held-to-maturity	8,405	7,737
	119,714	123,036
Securities purchased under reverse repurchase agreements	34,234	27,648
Loans
Residential mortgages	61,662	58,485
Consumer installment and other personal	68,405	67,532
Credit card	5,898	5,700
Business and government	45,803	44,258
Business and government designated as trading under the fair value option	1,425	1,235
	183,193	177,210
Allowance for credit losses (Note 4)	(1,362)	(1,295)
Loans, net of allowance for credit losses	181,831	175,915
Other
Customers’ liability under acceptances	10,633	9,279
Investment in TD Ameritrade	4,593	4,515
Trading derivatives	35,920	36,052
Goodwill	7,875	7,918
Other intangibles	1,974	2,104
Land, buildings and equipment	1,817	1,822
Other assets	21,427	17,299
	84,239	78,989
Total assets	$435,153	$422,124

LIABILITIES
Deposits
Personal	$151,809	$147,561
Banks	8,966	10,162
Business and government	78,267	73,322
Trading	46,641	45,348
	285,683	276,393
Other
Acceptances	10,633	9,279
Obligations related to securities sold short	25,797	24,195
Obligations related to securities sold under repurchase agreements	17,517	16,574
Trading derivatives	36,309	39,028
Other liabilities	22,365	23,829
	112,621	112,905
Subordinated notes and debentures (Note 6)	11,939	9,449
Liabilities for preferred shares and capital trust securities (Note 7)	1,449	1,449
Non-controlling interests in subsidiaries	521	524
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2008 - 719.0 and Oct. 31, 2007 - 717.8) (Note 8)	6,632	6,577
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2008 - 35.0 and Oct. 31, 2007 - 17.0) (Note 8)	875	425
Contributed surplus	121	119
Retained earnings	16,499	15,954
Accumulated other comprehensive income (loss)	(1,187)	(1,671)
	22,940	21,404
Total liabilities and shareholders’ equity	$435,153	$422,124

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 27

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
Interest income
Loans	$3,396	$3,074
Securities
Dividends	260	273
Interest	975	986
Deposits with banks	114	47
	4,745	4,380
Interest expense
Deposits	2,254	2,048
Subordinated notes and debentures	158	108
Preferred shares and capital trust securities	23	30
Other liabilities	522	523
	2,957	2,709
Net interest income	1,788	1,671
Other income
Investment and securities services	579	580
Credit fees	101	96
Net securities gains	152	70
Trading income	160	216
Income (loss) from financial instruments designated as trading under the fair value option	(49)	(9)
Service charges	260	249
Loan securitizations (Note 5)	76	134
Card services	119	109
Insurance, net of claims	186	254
Trust fees	34	31
Other	198	104
	1,816	1,834
Total revenue	3,604	3,505
Provision for credit losses (Note 4)	255	163
Non-interest expenses
Salaries and employee benefits	1,171	1,157
Occupancy, including depreciation	181	175
Equipment, including depreciation	144	144
Amortization of other intangibles	122	118
Marketing and business development	110	113
Brokerage-related fees	59	54
Professional and advisory services	111	126
Communications	47	49
Other	283	285
	2,228	2,221
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,121	1,121
Provision for income taxes	235	218
Non-controlling interests in subsidiaries, net of income taxes	8	47
Equity in net income of an associated company, net of income taxes	92	65
Net income	970	921
Preferred dividends	8	6
Net income available to common shareholders	$962	$915

Average number of common shares outstanding (millions) (Note 13)
Basic	718.3	718.3
Diluted	724.6	724.9
Earnings per share (in dollars) (Note 13)
Basic	$1.34	$1.27
Diluted	1.33	1.26
Dividends per share (in dollars)	0.57	0.48

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 28

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
Common shares (Note 8)
Balance at beginning of period	$6,577	$6,334
Proceeds from shares issued on exercise of options	42	34
Shares issued as a result of dividend reinvestment plan	21	19
Impact of shares sold (acquired) in Wholesale Banking	(8)	30
Balance at end of period	6,632	6,417
Preferred shares
Balance at beginning of period	425	425
Share issues	450	-
Balance at end of period	875	425
Contributed surplus
Balance at beginning of period	119	66
Stock options (Note 11)	2	2
Balance at end of period	121	68
Retained earnings
Balance at beginning of period	15,954	13,725
Transition adjustment on adoption of Financial Instruments standards	-	80
Net income	970	921
Common dividends	(410)	(345)
Preferred dividends	(8)	(6)
Other	(7)	-
Balance at end of period	16,499	14,375
Accumulated other comprehensive income (loss), net of income taxes (Note 10)
Balance at beginning of period	(1,671)	(918)
Transition adjustment on adoption of Financial Instruments standards	-	426
Other comprehensive income for the period	484	224
Balance at end of period	(1,187)	(268)
Total shareholders’ equity	$22,940	$21,017

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
Net income	$970	$921
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activities[a]	340	49
Reclassification to earnings in respect of available-for-sale securities[b]	(27)	(25)
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [c,d]	(231)	323
Change in gains and (losses) on derivative instruments designated as cash flow hedges[e]	408	(127)
Reclassification to earnings of (gains) and losses on cash flow hedges[f]	(6)	4
Other comprehensive income for the period	484	224
Comprehensive income for the period	$1,454	$1,145

a Net of income tax expense of $209 million.
b Net of income tax expense of $10 million.
c Net of income tax benefit of $281 million (2007 - $279 million).
d Includes $632 million (2007 - $569 million) of after-tax losses arising from hedges of the Bank's investment in foreign operations.
e Net of income tax expense of $167 million.
f Net of income tax expense of $3 million.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 29

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
Cash flows from (used in) operating activities
Net income	$970	$921
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	255	163
Depreciation	82	82
Amortization of other intangibles	122	118
Stock options	2	2
Net securities gains	(152)	(70)
Net gain on securitizations (Note 5)	(23)	(47)
Equity in net income of an associated company	(92)	(65)
Non-controlling interests	8	47
Future income taxes	282	170
Changes in operating assets and liabilities:
Current income taxes payable	(998)	(358)
Interest receivable and payable	48	72
Trading securities	4,014	(2,505)
Unrealized gains and amounts receivable on derivative contracts	132	974
Unrealized losses and amounts payable on derivative contracts	(2,719)	(1,015)
Other	(4,753)	(2,737)
Net cash used in operating activities	(2,822)	(4,248)
Cash flows from (used in) financing activities
Change in deposits	9,290	7,449
Securities sold under repurchase agreements	943	1,942
Securities sold short	1,602	(883)
Issue of subordinated notes and debentures	2,500	2,274
Liability for preferred shares and capital trust securities	-	6
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(10)	35
Common shares issued on exercise of options	42	34
Common shares (acquired) sold in Wholesale Banking	(8)	30
Dividends paid in cash on common shares	(389)	(326)
Issuance of preferred shares	443	-
Dividends paid on preferred shares	(8)	(6)
Net cash from financing activities	14,405	10,555
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,647	39
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(9,250)	(48,230)
Proceeds from maturities	3,349	40,669
Proceeds from sales	5,361	4,349
Activity in lending activities:
Origination and acquisitions	(37,694)	(39,496)
Proceeds from maturities	30,344	34,602
Proceeds from sales	161	598
Proceeds from loan securitizations (Note 5)	1,346	3,124
Land, buildings and equipment	(77)	(97)
Securities purchased under reverse repurchase agreements	(6,586)	(1,396)
Acquisitions and dispositions less cash and cash equivalents acquired	-	(426)
Net cash used in investing activities	(11,399)	(6,264)
Effect of exchange rate changes on cash and cash equivalents	62	51
Net increase in cash and cash equivalents	246	94
Cash and cash equivalents at beginning of period	1,790	2,019
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,036	$2,113
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,993	$2,472
Amount of income taxes paid during the period	1,036	398

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2007, except as described in Note 2. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2007 and the accompanying notes included on pages 82 to 121 of the Bank’s 2007 Annual Report. Certain disclosures are included in the Management Discussion & Analysis (MD&A) as permitted by GAAP and as discussed on pages 17 to 22 of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

Capital Disclosures
Effective November 1, 2007, the CICA’s new accounting standard, Section 1535, Capital Disclosures, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation
Effective November 1, 2007, the accounting and disclosure requirements of the CICA’s two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
Effective November 1, 2007, the Bank adopted EIC-166, Accounting Policy Choice for Transaction Costs. This abstract provided clarity around the application of accounting guidance related to transaction costs that is codified in Section 3855, Financial Instruments - Recognition and Measurement. More specifically the abstract contemplated whether an entity must make one  accounting policy choice that applies to  all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Note 3: FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill, Intangible Assets and Financial Statement Concepts
The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The new and amended standards are effective for the Bank beginning November 1, 2008. The Bank is currently assessing the impact of these standards on its Consolidated Financial Statements.

Note 4: LOANS, IMPAIRED LOANS, ALLOWANCE FOR CREDIT LOSSES AND COLLATERAL

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Interim Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items which are not recorded on the Interim Consolidated Balance Sheet include certain guarantees, letters of credit and undrawn lines of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The change in the Bank’s allowance for credit losses for the three months ended January 31 is shown in the table below.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 31

Allowance for Credit Losses
	Jan. 31, 2008				Jan. 31, 2007
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Balance at beginning of period	$203	$1,092	$1,295	$176	$1,141	$1,317
Acquisitions of TD Banknorth (including Hudson and Interchange) and VFC	-	-	-	-	14	14
Provision for credit losses	235	20	255	153	10	163
Write-offs	(212)	-	(212)	(170)	-	(170)
Recoveries	32	-	32	31	-	31
Other[1]	6	(14)	(8)	7	4	11
Allowance for credit losses at end of period	$264	$1,098	$1,362	$197	$1,169	$1,366

1 Includes foreign exchange rate changes.

A loan is past due when a counterparty has failed to make a payment by the contractual due date. The following table provides aging information for loans that are past due but not impaired. A grace period has been incorporated if it is common to a product type and provided to the counterparties. The grace period represents the additional time period (e.g. 3 days) beyond the contractual due date during which a counterparty is permitted to make the payment without the loan being classified as past due.

Gross Amount of Loans Past Due but not Impaired
(millions of Canadian dollars)	1-30 days	31-60 days	61-89 days	90 days or more	Total
Residential mortgages	$697	$268	$47	$-	$1,012
Consumer installment and other personal loans	2,922	551	111	-	3,584
Credit cards	293	69	38	-	400
Business and government	1,096	88	35	-	1,219
Business and government designated as trading under the fair value option	-	-	-	-	-
Total	5,008	976	231	-	6,215

As at January 31, 2008, the fair value of financial collateral held against loans that were past due but not impaired was $38 million. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.
The carrying value of loans renegotiated during the three months ended January 31, 2008 that would otherwise be impaired was $5 million.
As at January 31, 2008, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $19.9 billion. The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.6 billion. These transactions are conducted under terms that are usual and customary to standard lending, and stock borrowing and lending activities.

Note 5: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for its own assets securitized. In most cases, the Bank retained responsibility for servicing the assets securitized.

Securitization Activity
						For the three months ended
	Jan. 31, 2008					Jan. 31, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$1,346	$1,453	$800	$1	$3,600	$2,333	$2,396	$800	$-	$5,529
Retained interests	23	12	6	-	41	48	32	8	-	88
Cash flows received on retained interests	54	27	14	1	96	41	28	17	-	86

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 32

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income.

Securitization Gains and Income on Retained Interests
						For the three months ended
	Jan. 31, 2008					Jan. 31, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain (loss) on sale	$5	$12	$6	$-	$23	$7	$34	$7	$(1)	$47
Income on retained interests[1]	24	7	22	-	53	45	13	29	-	87
Total	$29	$19	$28	$-	$76	$52	$47	$36	$(1)	$134

1 Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

The key assumptions used to value the retained interests are as follows:

Key Assumptions
				2008				2007
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	20.0%	6.1%	44.0%	8.7%	20.0%	6.2%	42.5%	9.1%
Excess spread[2]	0.6	1.1	6.9	1.0	0.7	1.1	7.0	1.0
Discount rate	5.9	5.8	6.4	8.3	6.0	6.0	6.1	5.8
Expected credit losses[3]	-	-	2.4	0.1	-	-	2.0	0.1

1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During the three months ended January 31, 2008, there were maturities of previously securitized loans and receivables of $2,254 million (three months ended January 31, 2007 - $2,405 million). Proceeds from new securitizations were $1,346 million for the three months ended January 31, 2008 (three months ended January 31, 2007 - $3,124 million).

Note 6: SUBORDINATED NOTES AND DEBENTURES

Medium Term Notes
On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.382% until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. The Bank has included the issue as Tier 2B regulatory capital.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 33

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are as follows:

Liabilities
(millions of Canadian dollars)	Jan. 31, 2008	Oct. 31, 2007
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
Total preferred shares	550	550
Capital Trust Securities[1]
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009	899	899
Total Capital Trust Securities	899	899
Total preferred shares and Capital Trust Securities	$1,449	$1,449

1 TD Capital Trust II Securities - Series 2012-1 are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million issued by Trust II is considered as part of the Bank’s available capital.

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding
	For the three months ended
	Jan. 31, 2008		Jan. 31, 2007
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	717.8	$6,577	717.4	$6,334
Issued on exercise of options	1.0	42	0.9	34
Issued as a result of dividend reinvestment plan	0.3	21	0.3	19
Impact of shares (acquired) sold in Wholesale Banking	(0.1)	(8)	0.4	30
Balance at end of period - common	719.0	$6,632	719.0	$6,417
Preferred (Class A - Series O, P, and Q):
Balance at beginning of period	17.0	$425	17.0	$425
Issued during the period	18.0	450	-	-
Balance at end of period - preferred	35.0	$875	17.0	$425

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P shares for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share.
On or after November 1, 2012, the Bank may redeem all, or from time to time, part of the outstanding Series P shares by payment in cash of $26.00 per share if redeemed on or prior to October 30, 2013; $25.75 if redeemed after October 30, 2013 and on or prior to October 30, 2014; $25.50 if redeemed after October 30, 2014 and on or prior to October 30, 2015; $25.25 if redeemed after October 30, 2015 and on or prior to October 30, 2016; and $25.00 if redeemed thereafter, together with the unpaid dividends to the date of redemption.

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q shares for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share.
On or after January 31, 2013, the Bank may redeem all, or from time to time, part of the outstanding Series Q shares by payment in cash of $26.00 per share if redeemed on or prior to January 30, 2014; $25.75 if redeemed after January 30, 2014 and on or prior to January 30, 2015; $25.50 if redeemed after January 30, 2015 and on or prior to January 30, 2016; $25.25 if redeemed after January 30, 2016 and on or prior to January 30, 2017; and $25.00 if redeemed thereafter, together with the unpaid dividends to the date of redemption.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 34

Note 9: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
The Bank’s objectives include:
•	Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return.
•	Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers.
•	Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
The Bank’s Total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
   As at January 31, 2008, Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interest in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit) and 50% of the shortfall in allowances related to the Internal Rating Based (IRB) approach portfolios.
As at January 31, 2008, Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios and substantial investments.
   During the three months ended January 31, 2008, the Bank complied with the capital guidelines issued by OSFI under the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II). For the comparative period, the Bank complied with the capital guidelines issued by OSFI under the Basel I Capital Accord (Basel I). The Bank’s regulatory capital position was as follows:

(millions of Canadian dollars)	Jan. 31, 2008[1] (Basel II)	Oct. 31, 2007[1] (Basel I)
Tier 1 capital	$15,888	$15,645
Tier 1 capital ratio[2]	10.9%	10.3%
Total capital[3]	$22,014	$19,794
Total capital ratio[4]	15.1%	13.0%
Assets-to-capital multiple[5]	18.2	19.7

1  The Bank’s capital positions were calculated based on Basel II as at January 31, 2008 and Basel I as at October 31, 2007, and as a result may not provide comparable information.
2  Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3  Total capital includes Tier 1 and Tier 2 capital.
4  Total capital ratio is calculated as Total capital divided by RWA.
5  The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) includes the after-tax change in unrealized gains and losses on available-for-sale securities, cash flow hedging activities and foreign currency translation adjustments.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	As at Jan. 31, 2008	As at Jan. 31, 2007
Unrealized gain on available-for-sale securities, net of hedging activities	$706	$311
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(2,304)	(595)
Gains on derivatives designated as cash flow hedges	411	16
Accumulated other comprehensive income (loss) balance as at January 31	$(1,187)	$(268)

Note 11: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three months ended January 31.

For the three months ended
(millions of Canadian dollars)	Jan. 31 2008	Jan. 31 2007
TD Bank	$5	$4
TD Banknorth	-	2

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 35

During the three months ended January 31, 2008, 2.0 million (three months ended January 31, 2007 - 1.5 million) options were granted by TD Bank with a weighted average fair value of $10.80 per option (three months ended January 31, 2007 - $11.46 per option). During the three months ended January 31, 2007, 27 thousand options were granted by TD Banknorth with a weighted average fair value of $5.83 per option. On closing of the going-private transaction on April 20, 2007, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange. As a result, there are no longer any TD Banknorth-based stock options outstanding post privatization.
   Effective fiscal 2008, the fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. Prior to fiscal 2008, the fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model. The following assumptions were used:

	For the three months ended
TD Bank	Jan. 31 2008	Jan. 31 2007
Risk-free interest rate	3.80%	3.90%
Expected option life	5.5 years	5.2 years
Expected volatility	15.9%	19.5%
Expected dividend yield	2.85%	2.92%

	For the three months ended
TD Banknorth	Jan. 31 2008	Jan. 31 2007
Risk-free interest rate	-	4.45%
Expected option life	-	6.0 years
Expected volatility	-	15.07%
Expected dividend yield	-	2.98%

Note 12: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
Elements of pension plan expense before adjustments to recognize the long term nature of the cost:
Service cost - benefits earned	$16	$16
Interest cost on projected benefit obligation	30	28
Actual return on plan assets	(3)	(87)
Plan amendments	7	-
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	(35)	53
Actuarial (gains) losses[2]	-	3
Plan amendments[3]	(4)	2
Total	$11	$15

1  For the three months ended January 31, 2008, includes expected return on plan assets of $38 million (three months ended January 31, 2007 - $34 million) less actual return on plan assets of $3 million (three months ended January 31, 2007 - $87 million).
2  For the three months ended January 31, 2008, includes loss recognized of nil (three months ended January 31, 2007 - $3 million) less actuarial losses on projected benefit obligation of nil (three months ended January 31, 2007 - nil).
3  For the three months ended January 31, 2008, includes amortization of costs for plan amendments of $3 million (three months ended January 31, 2007 - $2 million) less actual cost amendments of $7 million (three months ended January 31, 2007 - nil).

Other Pension Plans’ Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
CT defined benefit pension plan	$1	$1
TD Banknorth defined benefit pension plans	(1)	2
Supplemental employee retirement plans	8	8
Total	8	$11

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 36

Principal Non-Pension Post-Retirement Benefit Plan Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$3	$3
Interest cost on projected benefit obligation	6	5
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial (gains) losses	1	1
Plan amendments	(1)	(1)
Total	$9	$8

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2008	2007
Principal pension plan	$19	$17
CT defined benefit pension plan	-	1
TD Banknorth defined benefit pension plan	-	47
Supplemental employee retirement plans	4	3
Non-pension post-retirement benefit plan	2	2
Total	$25	$70

As at January 31, 2008, the Bank expects to contribute an additional $55 million to its principal pension plan, nil to its CT defined benefit pension plan, $40 million to its TD Banknorth defined benefit pension plan, $10 million to its supplemental employee retirement plans and $7 million to its non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 13: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at January 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended
	Jan. 31 2008	Jan. 31 2007
Basic Earnings per Share
Net income available to common shares ($ millions)	$962	$915
Average number of common shares outstanding (millions)	718.3	718.3
Basic earnings per share ($)	$1.34	$1.27
Diluted Earnings per Share
Net income available to common shares ($ millions)	$962	$915
Average number of common shares outstanding (millions)	718.3	718.3
Stock options potentially exercisable as determined under the treasury stock method[1]	6.3	6.6
Average number of common shares outstanding - diluted (millions)	724.6	724.9
Diluted earnings per share ($)	$1.33	$1.26

1 For the three months ended January 31, 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 985 thousand with a weighted-average exercise price of $72.67 as the options’ exercise prices were greater than the average market price of the Bank’s common shares. For the three months ended January 31, 2007, all options outstanding were included in the computation of diluted earnings per share as the options’ exercise prices were less than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 37

Note 14: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three months ended January 31 are presented in the following table:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
For the three months ended	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income	$1,414	$1,307	$88	$77	$312	$341	$192	$203	$(218)	$(257)	$1,788	$1,671
Other income	733	703	482	474	140	145	416	432	45	80	1,816	1,834
Total revenue	2,147	2,010	570	551	452	486	608	635	(173)	(177)	3,604	3,505
Provision for (reversal of) credit losses	172	138	-	-	26	17	56	24	1	(16)	255	163
Non-interest expenses	1,096	1,059	379	364	238	299	321	332	194	167	2,228	2,221
Income (loss) before provision for (benefit of) income taxes	879	813	191	187	188	170	231	279	(368)	(328)	1,121	1,121
Provision for (benefit of) income taxes	281	269	63	65	61	55	68	82	(238)	(253)	235	218
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	51	-	-	8	(4)	8	47
Equity in net income of an associated company, net of income taxes	-	-	88	64	-	-	-	-	4	1	92	65
Net income (loss)	$598	$544	$216	$186	$127	$64	$163	$197	$(134)	$(70)	$970	$921
Total assets (billions of Canadian dollars)
- balance sheet	$154.8	$133.7	$14.0	$14.8	$60.3	$63.2	$184.6	$172.1	$21.5	$24.4	$435.2	$408.2
- securitized	43.2	46.7	-	-	-	-	-	-	(15.3)	(16.7)	27.9	30.0

1 Commencing May 1, 2007, the results of TD Bank U.S.A. Inc. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.
2 The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

Note 15: DERIVATIVES

Hedge accounting results were as follows:

Hedge Accounting Results
(millions of Canadian dollars)	For the three months ended Jan. 31, 2008	For the three months ended Jan. 31, 2007
Fair value hedges
Gain (loss) arising from hedge ineffectiveness	$6.9	$(0.4)
Cash flow hedges
(Loss) gain arising from hedge ineffectiveness	$(0.3)	$0.5

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Consolidated Statement of Income and are not significant for the three months ended January 31, 2008.
During the three months ended January 31, 2008, there were no firm commitments that no longer qualified as hedges.
Over the next twelve months, the Bank expects an estimated $130 million in net gains reported in other comprehensive income as at January 31, 2008 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from anticipated transactions is 18 years. During the three months ended January 31, 2008, there were no forecasted transactions that failed to occur.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 38

Note 16: CONTINGENCIES

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2006, the Bank settled the bankruptcy court claims in this matter for approximately $145 million (US$130 million). As at January 31, 2008, the total contingent litigation reserve for Enron-related claims was approximately $415 million (US$413 million).
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Note 17: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the risk management section, included on pages 17 to 22 of the MD&A, relating to credit, market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

Note 18: RELATED-PARTY TRANSACTIONS

During the three months ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2008 REPORT TO SHAREHOLDERS	Page 39

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend reinvestment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

Designation of Eligible Dividends
The Toronto-Dominion Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending April 30, 2008 and all future dividends will be eligible dividends unless indicated otherwise.

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full quarterly report and a presentation to investors and analysts (available on February 28, 2008) are accessible on the TD Bank Financial Group website, www.td.com/investor/index.jsp.

Quarterly Earnings Conference Call: A replay of the teleconference is available from February 28, 2008 to March 27, 2008.
Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21262847  (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on February 28, 2008 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com/investor. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of approximately one month.

Annual Meeting
Thursday, April 3, 2008
9:30 a.m. MDT
Hyatt Regency Calgary
Calgary, Alberta